SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) 02.558.115/0001-21
Company Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

In addition to the notice to shareholders dated September 9, 2013 TIM Participações hereby communicate to Shareholders that by resolution of the Annual/Extraordinary General Meeting of Shareholders held on April 11th, 2013, which approved the total dividends of R$743,000,000.00, the payment of the 2nd installment of dividends will start on 09.12.2013, this payment already adjusted by the CDI from the date of June 12, 2013 until September 11, 2013 amounts R$379,063,721.43, for the year ended December 31, 2012 to be distributed to the holders of Company common stock. Therefore the date for identification of shareholders entitled to receive was established as May 10, 2013. The acquired shares from May 13, 2013 are entitled to ex-dividend.

DIVIDENDS PER SHARES:

Dividends	Value per share	Total amount
Ordinary Shares (value without adjustment)	0.1537133192	R$ 371,500,000.00
Adjust by the CDI from the date of June 12, 2013 until September 11, 2013	0.0031295955	R$ 7,563,721.43
Ordinary Shares (adjusted value by the CDI from the date of June 12, 2013 until September 11, 2013)	0.1568429147	R$ 379,063,721.43

Rio de Janeiro, September 11, 2013.

Rogerio Tostes Lima
Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.